

January 28, 2011

William B. Noon
Vice President and Chief Financial Officer
eLoyalty Corporation
150 Field Drive, Suite 250
Lake Forest, Illinois 60045

  Re: eLoyalty Corporation
     Form 10-K for the Fiscal Year Ended December 26, 2009
     Filed March 10, 2010

     Form 10-Q for the Quarterly Period Ended June 26, 2010
     Filed August 5, 2010

     File No. 000-27975

Dear Mr. Noon:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Duc Dang
        Attorney-Advisor